Benaco, Inc.

K Červenemu Vrchu 845/2b, Apt. 223

Prague 6, Czech Republic 160 00

Tel. 011-420-77777-2181

E-mail: benacoinc@gmail.com

June 21, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Lisa Kohl or Ms. Catherine T. Brown

Re: Benaco, Inc.

Amendment No.3 to

Registration Statement on Form S-1,

Filed on June 13, 2011

Filing No. 333-173476

Dear Ms. Kohl and Ms. Brown:

Pursuant to your telephone conversation with legal counsel of Benaco, Inc., a Nevada corporation (the “Company”), on June 20, 2011, the Company filed Amendment No. 4 to Registration Statement on Form S-1 with the updated consent from independent public accountant and requested change on cover page.

Please direct any further comments or questions you may have to the company's attorney, David M. Loev at:

The Loev Law Firm, PC
6300 West Loop South
Suite 280
Bellaire, Texas 77401

Tel. (713) 524-4110

Fax.  (713) 524-4122

Thank you.

Sincerely,

/S/ Natalia Belykh

Natalia Belykh, President